Exhibit 99.17

Isotechnika Pharma Inc.

Consolidated Financial Statements

December 31, 2012 and 2011

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Isotechnika Pharma Inc. are the responsibility of management.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and reflect and, where appropriate, management’s best estimates and judgments based on currently available information. Management has prepared the financial information presented elsewhere in the Management’s Discussion and Analysis and has ensured it is consistent with the consolidated financial statements.

The Company maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors exercises its responsibility over the consolidated financial statements and over financial reporting and internal controls principally through the Company’s Audit Committee. The Board appoints the Audit Committee and its members are outside and unrelated directors. The Audit Committee meets periodically with management, to discuss internal controls over the financial reporting process and financial reporting issues and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the annual consolidated financial statements with both management and the independent auditors and reports its findings to the Board of Directors before such statements are approved by the Board. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the Company’s independent auditors, in accordance with Canadian Auditing Standards on behalf of the shareholders. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

(Signed) “Robert Foster”, Ph.D.	(Signed) “Dennis Bourgeault”, C.A.
Chief Executive Officer	Chief Financial Officer

Edmonton, Alberta
April 3, 2013

April 3, 2013

Independent Auditor’s Report

To the Shareholders of

Isotechnika Pharma Inc.

We have audited the accompanying consolidated financial statements of Isotechnika Pharma Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2012 and 2011 and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP

TD Tower, 10088 102 Avenue NW, Suite 1501, Edmonton, Alberta, Canada T5J 3N5

T: +1 780 441 6700, F: +1 780 441 6776

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Isotechnika Pharma Inc. and its subsidiaries as at December 31, 2012 and 2011 and their financial performance and their cash flows for the years the ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to note 2 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about Isotechnika Pharma Inc.’s ability to continue as a going concern.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants

Isotechnika Pharma Inc.

Consolidated Statements of Financial Position

(in thousands of Canadian dollars)

	December 31, 2012 $	December 31 2011 $
Assets

Current assets
Cash and cash equivalents (note 6)	184	6,048
Accounts receivable (note 7)	183	285
Prepaid expenses and deposits	75	199
Derivative financial asset (note 5)	—	1,960

	442	8,492

Non-current assets
Property and equipment (note 8)	88	663
Intangible assets (note 9)	3,016	3,249
Investment (note 13)	592	—
Derivative financial asset (note 5)	—	2,218

Total assets	4,138	14,622

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities (note 10)	1,573	768
Drug supply payable (note 11 and note 25)	1,698	—
Current portion of finance lease liability (note 12)	36	45
Current portion of deferred revenue (note 13)	338	1,246
Current portion of deferred lease inducements	8	16
Derivative financial liability (note 24)	—	96

	3,653	2,171

Non-current liabilities
Deferred revenue (note 13)	2,593	5,860
Finance lease liability (note 12)	—	36
Deferred lease inducements	—	9

	6,246	8,076

Shareholders’ equity (deficit)

Share capital
Common shares (note 14)	203,645	203,131
Warrants (note 14)	415	171
Contributed surplus	9,794	9,519
Deficit	(215,962)	(206,275)

Total shareholders’ equity (deficit)	(2,108)	6,546

Total liabilities and shareholders’ equity (deficit)	4,138	14,622

Going concern (note 2)
Commitments and contingencies (note 22)
Subsequent events (note 25)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board

(Signed) “Prakash Gowd”		(Signed) “Peter Wijngaard”
	Director		Director

Isotechnika Pharma Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the years ended December 31, 2012 and 2011

(in thousands of Canadian dollars, except per share data)

	2012 $	2011 $
Revenue

Licensing revenue (note 13)	4,656	309
Research and development revenue (note 13)	111	131
Contract services	59	61
Other (note 13)	1,300	446

	6,126	947

Expenses
Research and development, net (notes 15 and 16)	5,481	3,549
Corporate and administration (note 16)	3,881	2,802
Amortization of property and equipment	580	710
Amortization of intangible assets	267	271
Contract services	46	52
Other expense (income), net (note 16)	5,558	(3,979)

	15,813	3,405

Net loss for the year	(9,687)	(2,458)

Comprehensive loss for the year	(9,687)	(2,458)

Loss per share (note 18) (expressed in $ per share)

Basic and diluted net loss per common share	(0.05)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

Isotechnika Pharma Inc.

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

For the years ended December 31, 2012 and 2011

(in thousands of Canadian dollars)

	Common Shares $	Warrants $	Contributed surplus $	Deficit $	Shareholders’ Equity (deficit) $

Balance – January 1, 2011	200,848	171	9,147	(203,817)	6,349
Issue of common shares	2,377	—	—	—	2,377
Share issue costs	(125)	—	—	—	(125)
Exercise of stock options	18	—	(7)	—	11
Exercise of deferred share units	13	—	—	—	13
Stock-based compensation	—	—	379	—	379
Net loss for the year	—	—	—	(2,458)	(2,458)

Balance – December 31, 2011	203,131	171	9,519	(206,275)	6,546

Balance – January 1, 2012	203,131	171	9,519	(206,275)	6,546
Issue of common shares and warrants (note 14)	514	244	—	—	758
Stock-based compensation (note 14)	—	—	275	—	275
Net loss for the year	—	—	—	(9,687)	(9,687)

Balance – December 31, 2012	203,645	415	9,794	(215,962)	(2,108)

The accompanying notes are an integral part of these consolidated financial statements.

Isotechnika Pharma Inc.

Consolidated Statements of Cash Flow

For the years ended December 31, 2012 and 2011

(in thousands of Canadian dollars)

	2012 $	2011 $
Cash flow provided by (used in)

Operating activities
Net loss for the year	(9,687)	(2,458)
Adjustments for:
Amortization of deferred revenue	(4,767)	(440)
Amortization of property and equipment	580	710
Amortization of intangible assets	267	271
Amortization of deferred lease inducements	(17)	(16)
Loss (gain) on derivative financial asset	4,178	(4,178)
Foreign exchange loss related to non-operating activities	33	72
Stock-based compensation	275	379
(Gain) loss on derivative liability	(96)	96
Gain on disposal of property and equipment	(8)	—

	(9,242)	(5,564)

Deferred licensing fees received	—	4,505
Net change in other operating assets and liabilities (note 20)	2,729	(325)

Net cash used in operating activities	(6,513)	(1,384)

Investing activities
Proceeds on disposal of property and equipment	8	—
Purchase of property and equipment	(5)	(16)
Purchase of intangible assets	—	(1,000)
Patent costs	(34)	(159)

Net cash used in investing activities	(31)	(1,175)

Financing activities
Proceeds from issuance of common shares, net	758	2,342
Principal payments under capital lease	(45)	(12)

Net cash generated from financing activities	713	2,330

Effect of exchange rate changes on cash and cash equivalents	(33)	(72)

Decrease in cash and cash equivalents	(5,864)	(301)

Cash and cash equivalents – Beginning of year	6,048	6,349

Cash and cash equivalents – End of year	184	6,048

The accompanying notes are an integral part of these consolidated financial statements.

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

1.	Corporate information

Isotechnika Pharma Inc. (“Isotechnika” or the “Company”) is a biopharmaceutical company, headquartered in Edmonton, Alberta, Canada. The Company was incorporated pursuant to the Business Corporations Act (Alberta). The Company is located at 5120-75 Street, Edmonton, Alberta T6E 6W2. The Company’s primary business is the development and commercialization of therapeutic drugs, and in particular its lead drug, voclosporin, which includes obtaining the necessary regulatory approvals and commercializing the drug. The Company has two inactive subsidiary companies, Isotechnika US Inc. and Isotechnika Limited.

2.	Going concern

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business. The use of these principles may not be appropriate at December 31, 2012 as there are material uncertainties that may cast a significant doubt that the Company will be able to continue as a going concern without raising additional funds.

At December 31, 2012, the Company had $184,000 in cash and cash equivalents, $183,000 in accounts receivable, accounts payable and accrued liabilities totalling $1,573,000, drug supply payable of $1,698,000 and finance lease liability of $36,000. For the year ended December 31, 2012, the Company reported a loss of $9,687,000, a cash outflow from operating activities of $6,513,000, and as at December 31, 2012 had an accumulated deficit of $215,962,000.

In order to undertake further development and commercialization of voclosporin and continue operating, the Company needs to raise funds in the immediate future.

The Company and Aurinia are in the process of merging the two companies, as described in note 25(a). The transaction is subject to certain closing conditions including, among others, the negotiation and completion of a merger agreement, acceptance and approval by the Toronto Stock Exchange, the approval of Isotechnika’s shareholders and Isotechnika securing up to $3,000,000 in debt or equity financing satisfactory for it to fulfill its obligations as contemplated by the Term Sheet.

The consolidation of the intellectual property through the merger, and reaching a settlement agreement with ILJIN provides the combined entity with a much higher chance of being able to raise the necessary funding to continue the development of voclosporin for the lupus indication. The Company will also then be able to continue to explore strategic global licensing transactions for the transplant indication.

The Company has also come to terms with Paladin on the drug supply payable, which extends the term of repayment. See note 25(b).

Lastly, the Company is exploring financing options with the intent to secure appropriate working capital allowing the Company to complete its proposed merger.

The outcome of these matters is dependent on a number of factors outside of the Company’s control. Given the nature of the biotechnology sector there is no assurance that any new financings or partnerships will materialize on a timely basis or be obtained on favourable terms.

The success of the Company and recoverability of amounts expended on research and development to date, including capitalized intangible assets, is dependent on the ability of the Company and its partners to raise additional cash, then to complete development activities, receive regulatory approval and to be able to commercialize voclosporin in the key markets and indications, whereby the Company can achieve future profitable operations. Depending on the results of the research and development programs and availability of financial resources, the Company may accelerate, terminate, cut back on certain areas of research and development, commence new areas of research and development, or curtail certain or all of the Company’s operations.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported revenues and expenses and statement of financial position classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

3.	Basis of preparation

(a)	Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on April 3, 2013.

(b)	Basis of measurement

The consolidated financial statements have been prepared on a going concern and historical cost basis, except for financial derivatives which are measured at fair value.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

4.	Summary of significant accounting policies

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; Isotechnika Limited (inactive) and Isotechnika U.S., Inc. (inactive). All intercompany balances and transactions have been eliminated upon consolidation.

Translation of foreign currencies

The monetary assets and liabilities of Canadian operations denominated in a foreign currency are translated into Canadian dollars at rates of exchange in effect at the end of the period. Revenues and expenses related to monetary assets and liabilities are translated at average rates of exchange during the period. Exchange gains and losses arising on translation are included in the statement of operations and comprehensive income (loss).

Revenue recognition

Payments received under collaboration agreements may include upfront payments, milestone payments, contract services, royalties and license fees. Revenues for each unit of accounting are recorded as described below:

Licensing and research and development revenues

The Company is currently in a phase in which certain potential products are being further developed jointly with strategic partners. Licensing agreements usually include one-time payments (upfront payments), payments for research and development services in the form of cost reimbursements, milestone payments and royalty receipts. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value.

Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered obligation(s). The consideration received is allocated among the separate units based on each unit’s fair value, and the applicable revenue recognition criteria are applied to each of the separate units.

License fees representing non-refundable payments received at the time of signature of license agreements are recognized as revenue upon signature of the license agreements when the Company has no significant future performance obligations and collectability of the fees is assured. Upfront payments received at the beginning of licensing agreements are deferred and recognized as revenue on a systematic basis over the period during which the related services are rendered and all obligations are performed.

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

Milestone payments

Milestone payments, which are generally based on developmental or regulatory events, are recognized as revenue when the milestones are achieved, collectability is assured, and when the Company has no significant future performance obligations in connection with the milestones.

Contract services

Revenues from contract services are recognized as services to be provided are rendered, the price is fixed or determinable and collection is reasonably assured.

Royalty payments

Royalty income is recognized on the accrual basis in accordance with the substance of the relevant agreement.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less.

Drug inventory

Drug inventory is stated at the lower of cost and net realizable value. Cost is determined using the specific identification method. The cost of drug inventory comprises of the cost of the drug composition (API) and costs to convert API into capsules. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Property and equipment

Property and equipment are stated at cost less accumulated amortization and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The carrying amount of a replaced asset is derecognized when replaced. Repair and maintenance costs are charged to the statement of operations during the period in which they are incurred.

The major categories of property and equipment are amortized on a straight-line basis as follows:

Leasehold improvements	Term of the lease
Scientific equipment	20%
Office equipment and furniture	20%
Computer equipment and software	33.3%

Intangible assets

External patent costs specifically associated with the preparation, filing and obtaining of patents are capitalized and amortized straight-line over the shorter of the estimated useful life and the patent life, commencing in the year of the grant of the patent. In-house and other intellectual property expenditures are recorded as research and development expenses on the statement of operations and comprehensive loss as incurred.

Purchased intellectual property rights are capitalized and amortized on a straight-line basis in the statement of operations over the shorter of the estimated useful life of 15 years and the patent life.

Impairment of non-financial assets

Property and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash are valued based on the fair value of services received.

Proceeds on the issue of common share purchase warrants (warrants) are recorded as a separate component of equity. Costs incurred on the issue of warrants are netted against proceeds. Warrants issued with common shares are measured at fair value at the date of issue using the Black-Scholes pricing model, which incorporates certain input assumptions including the warrant price, risk-free interest rate, expected warrant life and expected share price volatility. The fair value is included as a component of equity and is transferred from warrants to common shares on exercise.

Provisions

A provision is recognized when the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are assessed by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Stock-based compensation

The Company records stock-based compensation related to employee stock options granted using the fair value at the date of grant and expensed, as employee benefits, over the period in which employees unconditionally become entitled to the award. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related services and non-market performance conditions at the vesting date. The corresponding charge is to contributed surplus. Any consideration paid on the exercise of stock options is credited to share capital.

Leases

Operating lease payments are recognized in net income (loss) on a straight-line basis over the term of the lease.

Lease inducements arising from leasehold improvement allowances form part of the total lease cost and are deferred and recognized in net income (loss) over the term of the lease on a straight line basis.

The Company leases specific computer equipment under a finance lease. Leases of equipment where the Company has substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of fair value of the leased equipment and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The equipment acquired under the finance lease is amortized over the expected useful life of the asset.

Income tax

Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations and comprehensive loss except to the extent that it relates to items recognized directly in shareholders’ equity, in which case the income tax is also recognized directly in shareholders’ equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted at the end of the reporting period, and any adjustments to tax payable in respect of previous years.

In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined on a non-discounted basis using the tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax assets and liabilities are presented as non-current.

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

Earnings (loss) per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing the net income (loss) for the period attributable to equity owners of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. The Company’s potentially dilutive common shares comprise stock options granted to employees and warrants.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expires.

A derivative is a financial instrument whose value changes in response to a specified variable, requires little or no net investment and is settled at a future date.

At initial recognition, the Company classifies its financial instruments in the following categories:

i)	Financial assets and liabilities at fair value through profit or loss: a financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term.

Derivatives are also included in this category unless they are designated as hedges. The Company has used derivatives in the form of foreign exchange collars to manage foreign exchange risk. The Company also had a derivative related to the share purchase rights granted to ILJIN Life Science Co., Ltd. (“ILJIN”).

Financial instruments in this category are recognized initially and subsequently at fair value. Gains and losses arising from changes in fair value are presented in the consolidated statement of operations and comprehensive loss within other income (expenses) in the period in which they arise.

ii)	Loans and receivables: Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company’s loans and receivables comprise trade and other receivables and cash and cash equivalents, and are included in current assets due to their short-term nature. Loans and receivables are initially recognized at the amount expected to be received, less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

iii)	Available for sale financial assets: The investment in Aurinia is an equity investment and is classified as available-for-sale. Available for sale assets are non-derivative financial assets that are designated as available for sale and are not categorized into any of the other categories described above. They are initially recognized at fair value including direct and incremental transaction costs. They are subsequently recognized at fair value. Gains and losses arising from changes in fair value are included as a separate component of equity until sale, when the cumulative gain or loss is transferred to the statement of operations. Interest is determined using the effective interest method, and impairment losses and translation differences on monetary items are recognized in the statement of operations.

iv)	Financial liabilities at amortized cost: Financial liabilities at amortized cost include trade payables and finance lease liability. Trade payables are initially recognized at the amount required to be paid, less, when material, a discount to reduce payables to fair value. Subsequently, trade payables are measured at amortized cost using the effective interest method. These are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Impairment of financial assets

Financial assets carried at amortized cost

At each balance sheet date, the Company assesses whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if,

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the loss is recognized in the consolidated statement of earnings. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. For practical reasons, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

Financial assets classified as available for sale

At each balance sheet date, the Company assesses whether there is objective evidence that a financial asset or group of financial assets is impaired. For equity investments classified as available for sale, the Company uses the criteria referred to in financial assets carried at amortized cost as well as the consideration of a significant or prolonged decline in the fair value of the security below its cost which is also evidence that the assets are impaired. If any such evidence exists for available for sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recognized in profit or loss – is removed from equity and recognized in profit or loss. Impairment losses recognized in the consolidated statement of operations on equity instruments are not reversed through the consolidated statement of operations.

Recent changes in accounting standards

IFRS 7, Financial Instruments: Disclosures, has been amended to include additional disclosure requirements in the reporting of transfer transactions and risk exposures relating to transfers of financial assets and the effect of those risks on an entity’s financial position, particularly those involving securitization of financial assets. The amendment is applicable for annual periods beginning on or after July 1, 2011, and had no significant impact on the Company’s disclosures.

Accounting standards and amendments issued but not yet adopted

Unless otherwise noted, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

(i)	IFRS 9, Financial Instruments, was issued in November 2009 and addresses classification and measurement of financial assets. It replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments. Such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. Where equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly represent a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added to IFRS 9 in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss are generally recorded in other comprehensive income. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

(ii)	IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation – Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

(iii)

IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

(iv)	IAS 1, Presentation of Financial Statements, has been amended to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be recycled in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately. The amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted.

5.	Critical accounting estimates and judgments

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about and apply assumptions or subjective judgment to future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared. Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the consolidated financial statements are presented fairly and in accordance with IFRS.

Critical accounting estimates and judgments are those that have a significant risk of causing material adjustment and are often applied to matters or outcomes that are inherently uncertain and subject to change. As such, management cautions that future events often vary from forecasts and expectations and that estimates routinely require adjustment.

Management considers the following areas to be those where critical accounting policies affect the significant judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Critical judgments in applying the Company’s accounting policies

Revenue recognition

Management’s assessments related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fees is deemed appropriate, subsequent revenue recognition is often determined based upon certain assumptions and estimates, the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the key assumptions or estimates change future operating results could be affected (see also note 13).

Impairment of intangible assets

The Company follows the guidance of IAS 36 to determine when impairment indicators exist for its intangible assets. When impairment indicators exist, the Company is required to make a formal estimate of the recoverable amount of its intangible assets. This determination requires significant judgement. In making this judgment, management evaluates external and internal factors, such as significant adverse changes in the technological, market, economic or legal environment in which the Company operates as well as the results of its ongoing development programs. Management also considers the carrying amount of the Company’s net assets in relation to its market capitalization, as a key indicator. In making a judgment as to whether impairment indicators exist at December 31, 2012, management concluded that there were none.

Critical accounting estimates and assumptions

Impairment of financial assets

A financial asset is impaired, and an impairment loss recorded, if there is objective evidence of impairment as result of one or more events that occurred after initial recognition of the asset, and that event has an impact on estimated future cash flows of the financial asset. At December 31, 2012, the Company had booked an impairment provision against the full amount owing from its partner Lux Biosciences, Inc. (“Lux”) of US$1,300,000, as further described in note 13(b). In making this assessment, management determined that Lux was experiencing financial difficulties during the year as it was not able to make payments in accordance with the original terms of the agreement, and sought to renegotiate terms. Further, on December 27, 2012, Lux failed to meet the primary endpoint in its phase three uveitis trial, which is a significant event further impacting Lux’s financial condition. As a result, the Company does not expect any future cash inflows from this asset.

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

Drug inventory

Inventories are measured at the lower of cost and net realizable value. Determining net realizable value involves significant judgment. The Company’s drug (voclosporin) is still in development and has not been commercialized for any indication at this time. Given the uncertainty with respect to commercial sales of the drug compound and finished capsules, and that the only current use of the inventory is for clinical trials, management has determined that a reserve should be recognized against the entire amount of inventory at December 31, 2012. This resulted in an expense being recorded into research and development expenses in the statement of operations and comprehensive loss of $2,741,000. Should a future market materialize for the Company’s inventory, this reserve, or some portion of it, may be reversed in the future.

Fair value of stock options

Determining the fair value of stock options, including performance based options, requires judgment related to the choice of a pricing model, the estimation of stock price volatility, expected term of the underlying instruments and the probability factors of success in achieving the objectives used for the performance based options used. Any changes in the estimates or inputs utilized to determine fair value could result in a significant impact on the Company’s future operating results, liabilities or other components of shareholders’ equity.

Fair value of financial derivative asset

Pursuant to the Development, Distribution & Licensing Agreement (“DDLA”) with ILJIN, ILJIN was entitled to acquire a fixed number of common shares for a fixed US dollar price per share. In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of operations and comprehensive loss as they arise. At December 31, 2011 the Company recorded the fair value of $4,178,000 and recorded a non-cash gain on derivative financial asset. The derivative was separated on the basis of the stated terms of the share purchase rights in the DDLA which resulted in $1,960,000 presented in current assets and $2,218,000 in non-current assets. Management had estimated the fair value of the derivative asset at December 31, 2011 considering all factors that would impact the fair value. The Company used a 50% probability weighting factor as at December 31, 2011 as to the whether ILJIN would make the payment as required on or before January 28, 2012 and as result recorded a fair value change of $4,178,000 as a non-cash gain on derivative financial asset in 2011.

ILJIN did not make the required payment, resulting in a dispute that led to arbitration. The Company, Aurinia and ILJIN, subsequent to year end, have entered into a definitive tripartite agreement as more fully described in note 25. Accordingly the fair value of the financial derivative asset has been assessed to be $nil at December 31, 2012 and accordingly the Company has recorded a loss on financial derivative asset of $4,178,000 in other expense (income) in the statement of operations and comprehensive loss for the year ended December 31, 2012.

6.	Cash and cash equivalents

	December 31, 2012 $	December 31, 2011 $
Cash at bank and on hand	184	3,546
Short-term bank deposits	—	2,502

	184	6,048

Interest rates on short-term bank deposits at December 31, 2011 ranged between 0.85% and 1.00%.

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

7.	Accounts receivable

	December 31, 2012 $	December 31, 2011 $
Trade receivables	29	46
Accrued receivables	1	18
Research tax credits recoverable	135	192
Sales tax recoverable	18	29

	183	285

8.	Property and equipment

	Leasehold Improvements $	Scientific Equipment $	Office Equipment, Furniture and Other $	Computer Equipment and Software $	Total $

Year ended
December 31, 2011
At January 1, 2011	1,199	45	18	2	1,264
Additions	—	—	—	109	109
Disposals
Amortization	(667)	(20)	(14)	(9)	(710)

At December 31, 2011	532	25	4	102	663

At December 31, 2011
Cost	6,007	3,829	528	702	11,066
Accumulated amortization	(5,475)	(3,804)	(524)	(600)	(10,403)

Net book value	532	25	4	102	663

Year ended
December 31, 2012
At January 1, 2012	532	25	4	102	663
Additions	—	3	—	2	5
Disposals	—	—	—	—	—
Amortization	(527)	(13)	(3)	(37)	(580)

Net book value	5	15	1	67	88

At December 31, 2012
Cost	6,007	3,671	526	697	10,901
Accumulated amortization	(6,002)	(3,656)	(525)	(630)	(10,813)

Net book value	5	15	1	67	88

Computer equipment and software includes computer equipment under a finance lease which has a net book value of $56,000 at December 31, 2012 ($87,000 at December 31, 2011). Computer software is used in conjunction with the computer equipment.

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

9.	Intangible assets

	Intellectual Property $	Purchased Intellectual Property $	Total $

Year ended December 31, 2011
Opening net book value	2,011	—	2,011
Additions	159	1,350	1,509
Amortization for the year	(167)	(104)	(271)

Closing net book value	2,003	1,246	3,249

At December 31, 2011
Cost	2,667	1,350	4,017
Accumulated amortization	(664)	(104)	(768)

Closing net book value	2,003	1,246	3,249

Year ended December 31, 2012
Opening net book value	2,003	1,246	3,249
Additions	34	—	34
Amortization for the year	(154)	(113)	(267)

Closing net book value	1,883	1,133	3,016

At December 31, 2012
Cost	2,701	1,350	4,051
Accumulated amortization	(818)	(217)	(1,035)

Closing net book value	1,883	1,133	3,016

10.	Accounts payable and accrued liabilities

	December 31, 2012 $	December 31, 2011 $
Trade payables	1,159	384
Accrued liabilities	315	353
Accrued director fees and payroll taxes	99	31

	1,573	768

11.	Drug supply payable

On January 31, 2012 the Company entered into an agreement with Paladin Labs Inc. (“Paladin”) which set forth different payment and delivery terms of manufactured Active Pharmaceutical Ingredient (“API”) for previously ordered batches of API pursuant to the terms of the Isotechnika Supply Agreement with Paladin. The obligation for the API was split into three separate payments with the first payment due the later of April 30, 2012 or within five business days of the Company receiving a certificate of analysis from the API manufacturer. Paladin retains title to the unpaid portion of API.

On April 5, 2012, the risks and rewards relating to the API were transferred to the Company, and the Company paid the first instalment of $849,000.

The second payment instalment of $849,000 was initially due on June 30, 2012 with the third and final payment instalment due on September 30, 2012, respectively. Interest is payable on the balance outstanding at 6% per annum. The total remaining balance owing of $1,698,000 is reflected as drug supply payable at December 31, 2012. Subsequent to the year end, Paladin agreed to an amended repayment schedule as described in subsequent event note 25(b)

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

Drug supply inventory

$
Drug supply inventory, December 31, 2011	—

Purchase of drug supply-API and packaged capsules	2,741
Reserve	(2,741)

Drug supply inventory, December 31, 2012	—

The Company recorded a reserve of $2,741,000 as at December, 2012 for the drug supply manufactured during the year due to the uncertainty in determining its net realizable value. The drug supply was manufactured for the Company and its partner’s clinical trials. In addition, it potentially was available for sale to its partner, Lux Biosciences Inc. (Lux), however, as a result of Lux not meeting the primary endpoint in its Phase 3 uveitis clinical trial, sales to Lux are unlikely to occur.

The cost of the reserve has been recorded in research and development expense in the statement of operations and comprehensive loss, as any future use will likely be related to ongoing development of the drug.

12.	Finance lease liability

The lease liability is effectively secured as the rights to the leased asset revert to the lessor in the event of default.

	December 31, 2012 $	December 31, 2011 $
Gross finance lease liability – minimum lease payments:
– No later than 1 year	37	50
– Later than 1 year and no later than 5 years	—	38

	37	88
Future finance charges on finance lease	(1)	(7)

Present value of finance lease liability	36	81
Current portion of finance lease liability	(36)	(45)

Long-term portion of finance lease liability	—	36

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

13.	Revenue and deferred revenue

	(a) Aurinia $	(b) 3SBio $	(c) Lux $	(d) ILJIN $	(e) Paladin $	Total $
At January 1, 2011	—	1,545	866	—	630	3,041
Deferred licensing fee received	—	—	—	4,505	—	4,505
R&D revenues recognized	—	—	—	—	(131)	(131)
Licensing revenue recognized	—	(132)	(74)	(103)	—	(309)

At December 31, 2011	—	1,413	792	4,402	499	7,106
Current portion – December 31, 2011	—	(131)	(61)	(943)	(111)	(1,246)

Long-term portion – December 31, 2011	—	1,282	731	3,459	388	5,860

At January 1, 2012	—	1,413	792	4,402	499	7,106
Deferred licensing fee received	592	—	—	—	—	592
R&D revenues recognized	—	—	—	—	(111)	(111)
Licensing revenue recognized	(62)	(132)	(60)	(4,402)	—	(4,656)

At December 31, 2012	530	1,281	732	—	388	2,931
Current portion – December 31, 2012	(35)	(131)	(61)	—	(111)	(338)

Long-term portion – December 31, 2012	495	1,150	671	—	277	2,593

Revenue is composed of:

	2012 $	2011 $

Licensing revenue
Aurinia	62	—
3SBio	132	132
Lux	60	74
ILJIN	4,402	103

	4,656	309

Research and development revenue
Paladin	111	131

Contract services	59	61
Other	1,300	446

	6,126	947

Licensing and research and development fee revenues represent the amortization of deferred revenue from fee payments received by the Company. The deferred revenue is recorded as revenue as the Company incurs the costs related to meeting its obligations under the terms of the applicable agreements.

(a)	Licensing and Collaboration Agreement with Aurinia Pharmaceuticals Inc.

The Company signed a global Licensing and Collaboration Agreement (“LCA”) effective December 30, 2011 with Vifor (International) AG (“Vifor”), the specialty pharma company of Switzerland based Galenica Group. The agreement granted Vifor an exclusive license for voclosporin, for the treatment of lupus and all proteinuric nephrology indications (the “Vifor License”). The Vifor License was for the United States and other regions outside of Canada, South Africa, Israel, China, Taiwan and Hong Kong (the “Vifor Territory”). Under the terms of the Agreement, the Company was to receive milestone payments, as well as royalties on commercial sales. In connection with this agreement, Vifor was to purchase voclosporin active pharmaceutical ingredient (“API”) from the Company. Vifor was to carry the burden of the costs associated with these clinical trials. On December 13, 2012, the LCA was assigned to Aurinia Development Corp. by Vifor. Aurinia Development Corp. is a subsidiary of Aurinia Pharmaceuticals Inc (“Aurinia”).

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

ILJIN had provided a License Back for the field of lupus and proteinuric kidney diseases for the Territory defined in the ILJIN DDLA of certain rights to the Company in order for these rights to be licensed to Vifor specifically for the indications of lupus and proteinuric kidney disease, in return for certain milestones and royalties to be paid by Vifor.

On December 10, 2012 pursuant to this agreement, the Company received as a milestone payment, an investment in Aurinia. Aurinia issued the Company a share certificate representing 10% of the common shares of Aurinia. Aurinia had the option of granting the Company these shares or $592,000 in cash (US$600,000). The Company determined that the fair value of the shares in Aurinia approximated $592,000 and therefore recorded the value of the investment in Aurinia shares at $592,000. The Company has recorded this milestone payment as deferred revenue upon receipt. Under the LCA, the primary substantive obligations of the Company were to maintain the patent portfolio and pay for drug supply if costs exceed a certain amount. Deferred revenue has been amortized into licensing revenue as the Company incurs the costs related to meeting its obligations under the LCA as at December 31, 2012.

Subsequent to year end, the Company entered into a term sheet to merge with Aurinia and a tripartite settlement agreement between the Company, ILJIN and Aurinia as more fully described in Subsequent Events (note 25(a)).

(b)	Development, Distribution and License Agreement with 3SBio, Inc.

On August 23, 2010, the Company and 3SBio, Inc. (“3SBio”) completed a Development, Distribution and License Agreement for voclosporin for the territories of China, Hong Kong and Taiwan. The transaction with 3SBio included a non-refundable licensing fee of $1,578,000 (US$1,500,000) which was originally recorded as deferred revenue.

Under the agreement, the primary substantive obligations of the Company are to grant the license and transfer intellectual knowledge to 3SBio. Management believes it had fulfilled these obligations by December 31, 2010. However, under the agreement, the Company is also required to maintain the patent portfolio in China, Taiwan and Hong Kong, and to provide further support and cooperation to 3SBio over the life of the agreement, which coincides with the life of the patents. Any additional assistance which may be provided to 3SBio will be performed on a full cost recovery basis. For accounting purposes, when services are to be performed by an indeterminate number of acts over a specific period of time, revenue is recognized on a straight-line basis over this future period. As a result, the balance in deferred revenue at January 1, 2011 is being amortized into licensing revenue on a straight-line basis to 2022 as the Company incurs patent maintenance costs.

(c)	Development, Distribution and License Agreement with Lux Biosciences, Inc.

Upon signing a Distribution and License Agreement with Lux Biosciences, Inc. (“Lux”) in 2006, Isotechnika Inc. received an upfront payment of $3,320,000 (US$3,000,000) which was recorded as deferred revenue. The balance of deferred revenue at January 1, 2011 is being recorded as revenue on a straight line basis as the Company incurs costs to 2024 relating to meeting its remaining obligation, which consists of maintaining the patent portfolio. In late December, 2012 the Company received notice from Lux that its Phase 3 clinical trial using voclosporin for the treatment of non-infectious uveitis did not meet its primary endpoint. As a result, it is uncertain as to whether Lux will proceed with the development of voclosporin for ophthalmic diseases under this license.

(d)	Development, Distribution and License Agreement with ILJIN Life Science Co., Ltd.

Effective January 28, 2011 (the “Effective Date”) the Company completed a Development, Distribution and License Agreement (the “DDLA”) with ILJIN Life Science Co., Ltd. (“ILJIN”) for the further clinical and commercial development of voclosporin for use in transplant indications applicable to voclosporin. The Company granted to ILJIN an exclusive license to voclosporin for transplant and autoimmune indications for the United States and other regions outside of Europe, Canada, Israel, South Africa, China, Taiwan and Hong Kong. The Company retained the rights over voclosporin in Europe for future development and commercialization.

Pursuant to the DDLA, the Company was to receive a total license fee of US$5,000,000. In addition, ILJIN was to purchase 90,700,000 common shares of the Company for gross proceeds of US$19,875,000 in three tranches.

The Company was obligated under the terms of the agreement to complete a single Phase 3 clinical trial for the prevention of kidney transplant rejection. A Joint Steering Committee (“JSC”) with equal membership from the Company and ILJIN was to have been formed to oversee the development and commercialization of voclosporin in the ILJIN territories.

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

The Company received $4,505,000 (US$4,500,000) of the license fee and the first private placement tranche of $2,377,000 (US$2,375,000) on January 28, 2011 which was the Effective Date of the Agreement. The Company issued 11,500,000 common shares at a price of $0.207 per share (US$0.207) to ILJIN pursuant to the subscription agreement for securities. On or before January 28, 2012 ILJIN was to pay US$500,000 to the Company as the Second Development Payment and purchase 39,600,000 common shares of the Company issued from treasury for an aggregate subscription price of US$8,500,000. On or before January 28, 2013, ILJIN was to purchase the final tranche of 39,600,000 common shares of the Company issued from treasury for an aggregate subscription price of US$9,000,000.

Prior to the January 28, 2012 date, ILJIN verbally indicated their intent to alter the economics of the DDLA. Consequently, payment under the DDLA was not received as required per the agreement of January 28, 2011. The Company on January 30, 2012 notified ILJIN that it was terminating the DDLA. At that time the Company believed that the termination of the original DDLA was valid. As a result, the remaining deferred revenue balance of $4,402,000 was recorded as licensing revenue on January 30, 2012.

The Company received notification in March, 2012 that ILJIN submitted a request for arbitration to the International Chamber of Commerce (“ICC”) Court of Arbitration relating to Isotechnika’s termination of the DDLA. The Arbitration hearing to determine the Company’s right to terminate the agreement was held early in the fourth quarter of 2012.

In November, 2012 the Company received notification from the ICC that a Partial Award regarding its right to terminate the DDLA with ILJIN had been issued to the parties. In the result, the Partial Award provided that the DDLA had not been terminated and, therefore, the Company’s contractual relationship with ILJIN still subsisted. As such the Partial Award rejected the Company’s interpretation of the DDLA’s termination provision.

In January of 2013, ILJIN formally notified Isotechnika and the arbitral tribunal that ILJIN had withdrawn all claims for damages in the parties’ pending arbitration.

Subsequent to the year end, the Company, ILJIN and Aurinia entered in to a definitive tripartite settlement agreement whereby the DDLA will be terminated as more fully described in note 25(a).

(e)	Plan of Arrangement with Paladin Labs Inc.

Research and development revenues represent the amortization of the deferred monthly research and development fee payments received by the Company from Paladin for the period July 1, 2009 to June 30, 2010, pursuant to the terms of the Research and Development Agreement. Under the agreement, the primary substantive obligations of the Company had been achieved by the Company by December 31, 2010. However, under the agreement, the Company is also required to maintain the patent portfolio in Canada, South Africa and Israel and to provide further support and cooperation to Paladin over the life of the agreement. As a result, the balance in deferred revenue at January 1, 2011 is being amortized into research and development revenue on a straight-line basis over the remaining life of the agreement, which ends in June 2016.

(f)	Other revenue

In January, 2012 the Company satisfied an outstanding condition pursuant to an agreement with Lux for the sale of Active Pharmaceutical Ingredient (API) such that $1,323,000 (US$1,300,000) was due and payable in two instalments of $661,000 (US$650,000) each on July 29, 2012 and July 29, 2013, respectively. The Company recorded the sale of API in the amount of $1,300,000 as other income in the first quarter ended March 31, 2012. The Company, in a previous year, had recorded the cost of this API as a research and development expense.

The US$1,300,000 amount is owed by Lux to the Company but the timing and collectability of the amount is uncertain, particularly as a result of Lux not meeting the primary endpoint in the Phase 3 uveitis clinical trial. Therefore, the Company has recorded a provision for doubtful collection of $1,310,000 for the year ended December 31, 2012.

The Company received $446,000 from Lux in the third quarter of 2011 to reimburse the Company for the costs of the midazolam drug interaction clinical study that the Company had completed in the previous year. The payment was triggered as a result of Lux not receiving regulatory approval for the uveitis indication by a specified date. The Company recorded this amount as other revenue as it had no continuing obligations related to this element.

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

14.	Share capital

a)	Common shares

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

Issued	Number of shares (in thousands)	$
Balance at January 1, 2011	162,296	200,848
Issued pursuant to ILJIN agreement (note 13(d))	11,500	2,377
Share issue costs pursuant to ILJIN agreement	—	(125)
Issued on exercise of employee stock options	75	18
Issued on exercise of deferred share units	50	13

Balance at December 31, 2011	173,921	203,131

Balance at January 1, 2012	173,921	203,131
Issued pursuant to Private Placement	18,950	514

Balance at December 31, 2012	192,871	203,645

The Company, pursuant to a non-brokered private placement comprised of two tranches as noted in section b)-Warrants below, raised proceeds of $758,000 by the issuance of 18,950,000 units at a price of $0.04 cents per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant exercisable at $0.05 cents for a period of two years from the closing dates. No commissions or finder’s fees were paid. The fair value attributed to the warrants was $244,000 with $514,000 attributed to the common shares issued.

b)	Warrants

On October 17, 2012, pursuant to the first tranche of the private placement, the Company issued 15,175,000 warrants to purchase common shares at a price of $0.05 per common share. On October 30, 2012, pursuant to the second tranche of the private placement, the Company issued 3,775,000 warrants to purchase common shares at a price of $0.05 per common share. The warrants have a term of two years from the date of issuance.

The fair value attributed to the warrants using the Black-Scholes option pricing model was $244,000.

The weighted average assumptions used in the Black-Scholes calculation were:

Annualized volatility	70.7%
Risk-free interest rate	1.13%
Contractual life	2 years
Dividend rate	0.0%
Exercise price	$0.05
Share price	$0.04

On June 18, 2008, pursuant to a debt financing, the Company issued 401,388 warrants to purchase common shares at a price of $1.00 per common share. The warrants have a term of seven years. The fair value attributed to the warrants using the Black-Scholes option pricing model was $171,000.

c)	Stock options and compensation expense

On June 28, 2012 the Shareholders of the Company approved the replacement of the two previously existing stock option plans (“the Amended Stock Option Plan” and the “Employee Stock Option Plan”) with a single new stock option plan (the “2012 Stock Option Plan”) in order to modernize and incorporate the changes to the Toronto Stock Exchange policies and regulations and address recent amendments to applicable Canadian income tax regulations, whereby issuers are required to collect withholding taxes from optionees in connection with option exercises. The stock option plan requires the exercise price of each

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

option to be determined by the Board of Directors and not to be less than the closing market price of the Company’s stock on the day immediately prior to the date of grant. Any options which expire may be re-granted. The Board approves the vesting criteria and periods at its discretion. The options issued under the plans are accounted for as equity-settled share-based payments. The 2012 Stock Option Plan did not impact the terms of existing options.

The maximum number of Common Shares issuable under the 2012 Option Plan is equal to 10% of the issued and outstanding Common Shares at the time the Common Shares are reserved for issuance. As at December 31, 2012 there were 192,871,000 Common Shares of the Company issued and outstanding, resulting in a maximum of 19,287,000 options available for issuance under the 2012 Stock Option Plan. An aggregate total of 16,037,000 options are presently outstanding, representing 8.31% of the issued and outstanding Common Shares of the Company,

A summary of the status of the Company’s stock option plans as of December 31, 2012 and 2011 and changes during the years ended on those dates is presented below:

	2012		2011
	#	Weighted average exercise price $	#	Weighted average exercise price $

Outstanding – Beginning of year	9,376	0.19	4,881	0.62
Granted	8,925	0.07	6,310	0.14
Expired and cancelled	(2,264)	0.32	(1,740)	1.19
Exercised	—	—	(75)	0.15

Outstanding – End of year	16,037	0.11	9,376	0.19

Options exercisable – End of year	8,772	0.12	4,752	0.24

For the year ended December 31, 2012, the Company granted 8,925,000 stock options (2011 – 6,310,000) to the executives, directors and employees of the Company at a weighted average price of $0.07 (2011 – $0.14) per share. The options have a three year term from the date of grant for employees and a term of ten years for executives and directors of the Company. The stock options granted in 2012 vest on a time release basis.

The Company used the Black-Scholes option pricing model to estimate the fair value of the options granted to employees, officers and directors.

The following weighted average assumptions were used to estimate the fair value of the options granted during the years ended December 31, 2012 and 2011:

	2012	2011

Annualized volatility	97.6%	100.3%
Risk-free interest rate	1.26%	1.61%
Expected life of options in years	4.52 years	3.75 years
Estimated forfeiture rate	7.76%	5.85%
Dividend rate	0.0%	0.0%
Exercise price	$0.07	$0.14
Market price on date of grant	$0.07	$0.14
Fair value per common share option	$0.05	$0.09

The Company considers historical volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the expected life of the options was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected time until exercise is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behaviour.

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

Application of the fair value method resulted in a charge to stock-based compensation expense of $275,000 (2011 – $379,000) with corresponding credits to contributed surplus. For the year ended December 31, 2012, stock compensation expense has been allocated to research and development expense in the amount of $104,000 (2011 – $137,000) and corporate administration expense in the amount of $171,000 (2011 – $242,000).

The following table summarizes information on stock options outstanding at December 31, 2012:

Options outstanding			Options exercisable
Range of Exercise prices $	Number outstanding #	Weighted average remaining contractual life (years)	Number outstanding #
(in thousands)			(in thousands)
0.05	225	9.63	225
0.07	8,600	8.23	3,150
0.13 to 0.15	6,740	3.06	5,130
0.315	472	0.38	267

	16,037	5.85	8,772

15.	Government assistance

The Company has signed contribution agreements with National Research Council Canada (“NRC”) whereby the NRC has provided government assistance in the form of Industrial Research Assistance Program (“IRAP”) grants to cover specific salaries and contractor fees related to the development of the Company’s non-immunosuppressive cyclosporine analogue molecules (“NICAMs”) program. The Company recorded funding of $58,000 for the year ended December 31, 2012 (2011-$108,000) which has been recognized as a reduction of research and development expenses.

	2012 $	2011 $
Gross research and development expenses	5,675	3,856

Less: Government assistance:
NRC	(58)	(108)
Alberta refundable research and development tax credits	(136)	(199)

	(194)	(307)

Research and development expenses, net	5,481	3,549

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

16.	Nature of expenses

	2012	2011
	$	$
Research and development, net, composed of:
Drug supply (note 11)	2,741	—
Wages and employee benefits	1,546	1,895
Study contracts, consulting and other outside services	324	791
Rent, utilities and other facility costs	495	483
Gases, chemicals and lab supplies	75	97
Stock compensation expense	104	137
Patent annuity and legal fees	318	309
Insurance	39	45
Other	33	99

	5,675	3,856
Less Government assistance	(194)	(307)

Net research and development expenses	5,481	3,549

	$	$
Corporate and administration composed of:
Wages and benefits	957	937
Directors fees	177	114
Professional and consulting fees and services	1,871	869
Travel and promotion	284	185
Stock compensation expense	171	242
Trustee fees, filing fees and other public company costs	110	93
Rent, utilities and other facility costs	59	89
Insurance	65	67
Office, data processing, telecommunications and other	188	206

General and administration expenses	3,881	2,802

Other expense (income), net, composed of:

Financial assets at fair value through profit or loss
Loss (gain) on derivative financial asset (note 5)	4,178	(4,178)

Finance income
Interest income on short-term bank deposits	(7)	(10)

Finance costs
Interest on drug supply payable	51	—
Debt finance fee	45	—
Interest on finance lease	5	1

	101	1

Other

Provision for doubtful collection of receivable from Lux (note 13(f))	1,310	—
Foreign exchange loss (gain)	(16)	71
Gain on disposal of equipment	(8)	—
Royalty expense	—	137

	1,286	208

	5,558	(3,979)

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

17.	Income taxes

At December 31, 2012, the Company has available non-capital losses in the amount of $21,035,000 (2011 – $11,054,000) to reduce taxable income in future years. The Company has unclaimed investment tax credits of $754,000 (2011 – $499,000) available to reduce future income taxes otherwise payable.

The losses and credits will expire as follows:

	Non-capital losses carried forward $	Federal investment tax credits $
2014	57	—
2015	733	—
2029	4,559	42
2030	3,240	69
2031	2,465	388
2032	9,981	255

At December 31, 2012 and December 31, 2011, temporary differences for which no deferred tax asset was recognized were as follows:

	2012 $	2011 $
Deferred tax assets
Loss carry forwards	5,258	2,764
Share issue costs	40	59
Deferred revenue	733	1,776
Property and equipment	95	62
Intangible assets	1,331	1,474
Other	17	26

	7,474	6,161
Deferred tax liabilities
Derivative financial asset	—	(522)

Potential tax assets not recognized	(7,474)	(5,639)

Net deferred tax assets	—	—

Given the Company’s past losses, management does not believe that it is more probable than not that the Company can realize its deferred tax assets and therefore it has not recognized any amount in the statement of financial position.

The difference between the expected income tax recovery based on a 25.0% (2011 – 26.5%) Canadian statutory tax rate and the actual income tax recovery is summarized as follows:

	2012 $	2011 $

Expected recovery at the statutory rate	(2,422)	(651)
Non-deductible expenses including stock compensation	67	(373)
Non-deductible portion of capital gain	520	(520)
Impact of substantively enacted rates	—	614
Unrecognized deductible temporary differences	1,835	930

Total income and capital taxes	—	—

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

18.	Loss per common share

Basic and diluted net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the year. In determining diluted net loss per common share, the weighted average number of common shares outstanding is adjusted for stock options and warrants eligible for exercise where the average market price of common shares for the year ended December 31, 2012 exceeds the exercise price. Common shares that could potentially dilute basic net loss per common share in the future that could be issued from the exercise of stock options and warrants were not included in the computation of the diluted loss per common share for the years ended December 31, 2012 and December 31, 2011 because to do so would be anti-dilutive.

The numerator and denominator used in the calculation of historical basic and diluted net loss amounts per common share are as follows:

	2012 $	2011 $

Net loss for the year	(9,687)	(2,458)

	#	#
	In thousands	In thousands
Weighted average common shares outstanding	177,619	172,964

	$	$
Loss per common share (expressed in $ per share)

Net loss for the year	(0.05)	(0.01)

The outstanding number and type of securities that would potentially dilute basic loss per common share in the future and which were not included in the computation of diluted loss per share, because to do so would have reduced the loss per common share (anti-dilutive) for the years presented, are as follows:

	2012 #	2011 #
	In thousands	In thousands
Stock options	16,037	9,376
Warrants	19,351	401
Share purchase rights to ILJIN (note 13(d))	79,200	79,200

	114,588	88,977

The Share purchase rights pursuant to the DDLA with ILJIN are included in the potential dilution numbers as at December 31, 2012; however, because of the definitive settlement agreement entered into between ILJIN, Aurinia and the Company subsequent to year end, these rights will be cancelled subject to certain future events. (See subsequent Note 25).

19.	Segment disclosures

The Company’s operations comprise a single reporting segment engaged in the research, development and commercialization of therapeutic drugs. As the operations comprise a single reporting segment, amounts disclosed in the financial statements represent those of the single reporting unit. In addition, all of the Company’s long-lived assets are located in Canada.

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

The following geographic area data reflects revenue based on customer location.

Geographic information

	2012	2011
	$	$
Revenue
Canada	221	193
United States	1,361	520
China	142	131
Korea	4,402	103

	6,126	947

20.	Supplementary cash flow information

Net change in other operating assets and liabilities:

	2012 $	2011 $

Accounts receivable	102	(171)
Prepaid expenses and deposits	124	(82)
Accounts payable and accrued liabilities	805	(72)
Drug supply payable	1,698	—

	2,729	(325)

21.	Related parties

Compensation of key management

Key management includes the Board of directors and Officers of the Company.

Compensation awarded to key management was composed of the following:

	2012	2011
	$	$
Salaries and short-term employee benefits	1,034	1,022
Director fees accrued or paid	177	114
Consulting fees	—	21
Stock-based compensation	211	241

	1,422	1,398

For 2011, ILJIN was considered a related party as a result of their Board representation, the DDLA and the Company’s economic dependence on ILJIN. As a result of ILJIN not making their required payment under the DDLA, the Company notified ILJIN, on January 30, 2012 that it was terminating the DDLA, with ILJIN subsequently filing for arbitration. Upon this notification of termination and the sequestering of the ILJIN nominated Board members, ILJIN ceased to be a related party.

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

22.	Commitments and contingencies

The Company’s long-term operating lease for its premises expired on August 31, 2012. The Company, since September 1, 2012 leases the premises on a month-to-month basis with a two month notice period.

Future minimum lease payments for its premises and other purchase obligations are as follows:

	Operating lease $	Purchase obligations $
	(in thousands of Canadian dollars)

January 1, 2013 – December 31, 2013	76	160
January 1, 2014 – December 31, 2014	—	53
January 1, 2015 – December 31, 2015	—	35
January 1, 2016 – December 31, 2016	—	15

	76	263

The Company has sub-leased certain laboratory and office space in its premises and received sublease payments of $185,000 for the year ended December 31, 2012 which has been netted against rent expense of $484,000. The Company currently receives sublease payments of $15,000 on a month-to-month basis.

Contingencies

i)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

ii)	The Company entered into indemnification agreements with its officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company does maintain liability insurance to limit the exposure of the Company.

iii)	The Company has entered into license and research and development agreements with third parties that include indemnification and obligation provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. These provisions may survive termination of the underlying agreement. The nature of the obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements.

iv)	The Company and ILJIN incurred legal and other costs related to the arbitration process. The allocation of costs has not yet been determined by the arbitration panel. The Company believes its maximum exposure to costs incurred by ILJIN would not exceed $1,200,000, however, management’s assessment is that a cost award in favour of ILJIN is unlikely. Accordingly no provision has been made. Further, upon completion of the transactions contemplated as described in Note 25 (a), all claims by ILJIN against the Company would be dismissed.

23.	Capital management

The Company’s objective in managing capital is to ensure a sufficient liquidity position to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

The Company defines capital as net equity, comprised of issued common shares, warrants, contributed surplus and deficit.

The Company’s objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations and finance its research and development activities, corporate and administration expenses, working capital and overall capital expenditures.

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

Since inception, the Company has primarily financed its liquidity needs through public offerings of common shares and private placements. The Company has also met its liquidity needs through non-dilutive sources, such as debt financings, licensing fees from its partners and research and development fees. See note 2 (Going Concern).

There have been no changes to the Company’s objectives and what it manages as capital since the prior fiscal year. The Company is not subject to externally imposed capital requirements.

24.	Financial instruments and fair values

As explained in Note 4, financial assets and liabilities have been classified into categories that determine their basis of measurement and for items measured at fair value, whether changes in fair value are recognized in the statement of operations or comprehensive loss. Those categories are fair value through profit or loss; loans and receivables; and, for liabilities, amortized cost.

In establishing fair value, the Company used a fair value hierarchy based on levels defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.

•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop its own assumptions.

The Company has determined that the carrying values of its short-term financial assets and liabilities, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, drug supply payable and finance lease liability, approximate their fair value because of the relatively short period to maturity of the instruments.

Derivative financial assets and liabilities are stated at estimated fair value. The derivative asset related to the ILJIN share purchase rights at December 31, 2011 had been classified into the level 3 category. Note 5 provides additional disclosure regarding this item. The fair value of the investment in Aurinia is also classified into level 3.

Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk. Risk management is carried out by management under policies approved by the board of directors. Management identifies and evaluates the financial risks. The Company’s overall risk management program seeks to minimize adverse effects on the Company’s financial performance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through the management of its capital structure and financial leverage as discussed above. It also manages liquidity risk by continuously monitoring actual and projected cash flows. There are material uncertainties that may cast a significant doubt that the Company will be able to continue as a going concern without raising additional funds as more fully discussed in Note 2 Going Concern. See also Subsequent Events (Note 25) for activities being conducted by the Company subsequent to the year end.

The Company’s activities have been financed through a combination of the cash flows from licensing and development fees and the issuance of equity and/or debt. The Company completed a $758,000 private placement in the fourth quarter of 2012.

Accounts payable and accrued liabilities of $1,573,000, drug supply payable of $1,698,000 and the current portion of finance lease liability of $36,000 are due and payable within one year.

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s exposure to interest rate risk at December 31, 2012 is considered minimal.

Foreign currency risk

The Company is exposed to financial risk related to the fluctuation of foreign currency exchange rates.

Foreign currency risk is the risk that variations in exchange rates between the Canadian dollar and foreign currencies, primarily with the United States dollar, will affect the Company’s operating and financial results. The Company’s exposure to foreign currency risk at December 31, 2012 is considered minimal

The Company, in the second quarter ended June 30, 2011, entered into eight $250,000 USD-CDN foreign exchange collar contracts to reduce its exposure to foreign exchange fluctuations. At December 31, 2011 the Company had four of these foreign exchange collar arrangements outstanding. Under the terms of the collars, the Company bore the exchange risk or benefit when the USD dollar traded against the CDN dollar at specific rates ranging from $0.955 to $1.025 over specific periods of time ranging from 90 days to 365 days. For the year ended December 31, 2011 the valuation of these collar contracts to fair value resulted in an unrealized foreign exchange loss adjustment of $96,000 which was recorded in foreign exchange loss on the Consolidated Statement of Operations and Comprehensive loss. At December 31, 2011 the Company recorded a derivative financial liability of $96,000 on the Consolidated Statement of Financial Position. The remaining contracts were either settled or expired in 2012 and as a result the derivative financial liability was derecognized upon settlement during 2012.

Credit risk

The Company’s cash was held at a major Canadian Bank. The Company had a credit risk of $1,310,000 related to a Receivable from partner (Lux) during the year. The Company impaired the receivable at December 31, 2012 as more fully described in note 13(f).

25.	Subsequent events

a)	Term sheet for merger and tripartite settlement agreement

The Company and privately-held Aurinia Pharmaceuticals Inc. (“Aurinia”) on February 5, 2013 signed a Binding Term Sheet (“Term Sheet”) for the merger of the two companies, resulting in a clinical stage pharmaceutical company focused on the global nephrology market.

Aurinia is a spin-out from Vifor Pharma (“Vifor”). The Company signed a global Licensing and Collaboration Agreement effective December 30, 2011 with Vifor (International) AG (“Vifor”), the specialty pharma company of Switzerland based Galenica Group. The agreement granted Vifor an exclusive license for voclosporin, for the treatment of lupus and all proteinuric nephrology indications (the “Vifor License”). The Vifor License is for the United States and other regions outside of Canada, South Africa, Israel, China, Taiwan and Hong Kong (the “Vifor Territory”). Aurinia’s current leadership team is comprised primarily of former senior managers, directors and officers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired in 2008. While at Aspreva, this management team executed a significant lupus nephritis study, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia now holds certain rights to this large ALMS database and holds the license for voclosporin in lupus nephritis. Aurinia’s lupus rights and database will be combined in the newly merged company with the transplantation and autoimmune rights, and the database held by Isotechnika.

The Term Sheet sets forth the main criteria to be incorporated into a definitive merger agreement under which Isotechnika will acquire 100% of the outstanding securities of Aurinia. The merger is expected to be effected by an exchange of Isotechnika shares for securities of Aurinia, resulting in an estimated 65:35 post-merger ownership split between Isotechnika and Aurinia, respectively.

In addition, Isotechnika and Aurinia have negotiated a definitive tripartite settlement with ILJIN pursuant to which, upon the successful completion of the proposed merger, the combined company will re-acquire full rights to voclosporin for autoimmune

Isotechnika Pharma Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2012 and 2011

(amounts in tabular columns expressed in thousands of Canadian dollars)

indications including lupus, and transplantation in the United States, Europe and other regions of the world, outside of Canada, Israel, South Africa, China, Taiwan and Hong Kong. In return, ILJIN will be entitled to receive certain pre-defined future milestone payments in the aggregate amount of $10,000,000, plus up to $1,600,000 upon the new company reaching certain financing milestones. ILJIN will also own 25% of the issued and outstanding shares of the merged company.

The transaction is subject to certain closing conditions including, among others, the negotiation and completion of a merger agreement, acceptance and approval by the Toronto Stock Exchange (the “TSX”), the approval of Isotechnika’s shareholders and Isotechnika securing a minimum of $3,000,000 in convertible debt or equity financing satisfactory for it to fulfill its obligations as contemplated by the Term Sheet. The merged entity is expected to adopt Aurinia Pharmaceuticals Inc. as its new corporate name.

b)	Drug supply payable to Paladin

Subsequent to the year end, Paladin agreed to accept revised payment terms on the drug supply payable amount of $1,698,000, subject to certain conditions, including that on or before June 1, 2013 the Company obtains bridge financing in the sum of not less than $3,000,000 and completes the proposed merger with Aurinia. Paladin shall retain title to the manufactured API and agrees to transfer title and to ship the manufactured API to the Company as it is paid for.

The terms of repayment are as follows:

(i)	Isotechnika will pay to Paladin the sum of $100,000 per month, commencing 15 days after the successful completion of the bridge financing.

(ii)	The outstanding balances shall be due on or before December 31, 2014;

(iii)	Isotechnika will pay interest on the outstanding balances at a rate of 10%, compounded monthly for the first 12 months, commencing upon first payment, and then pay interest on the outstanding balances at a rate of 18%, compounded monthly after the first 12 months. The Company will have the right to prepay the balance owing on the outstanding balances, plus accrued interest to the date of prepayment, at any time and from time to time without penalty.

Isotechnika Pharma Inc., 5120 – 75 Street, Edmonton, AB T6E 6W2

www.isotechnika.com